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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.___ )*

AMERICAN COMMUNITY BANCSHARES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

02520W106

(Cusip Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02520W106

1.	Name of Reporting Person: Marla Braun		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 236,096

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 236,096

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 236,096

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.8%

14.	Type of Reporting Person (See Instructions): IN

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Item 1. Security and Issuer

     This Schedule 13D (the “Statement”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of American Community Bancshares, Inc. (the “Company”) which is beneficially owned by Marla Braun (the “Reporting Person”). The Company’s principal executive offices are located at 4500 Cameron Valley Parkway, Suite 150, Charlotte, North Carolina 28211.

Item 2. Identity and Background

(a)	Marla Braun

(b)	The Reporting Person’s business address is 136 Miracle Mile, Coral Gables, Florida 33134.

(c)	The Reporting Person is a private investor.

(d)	The Reporting Person during the last five years has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     The Reporting Person beneficially owns 119,596 shares of Common Stock in the following manner: (i) 24,800 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person and her spouse; (ii) 57,296 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person and one of her adult children (“Account One”); and (iii) 37,500 shares of Common Stock are held in a brokerage account jointly owned by the Reporting Person and another one of her adult children (“Account Two”). In addition, the Reporting Person beneficially owns 116,500 immediately exercisable warrants to purchase the Common Stock at a purchase price of $10.50 per share, expiring April 30, 2005 (the “Warrants”). The Reporting Person owns the Warrants in the following manner: (i) 114,500 Warrants are held in Account One; and (ii) 2,000 Warrants are held in Account Two. Accordingly, this Statement relates to the Reporting Person’s beneficial ownership of an aggregate of 236,096 shares of Common Stock (the “Shares”), all of which were purchased with personal funds in a series of open market transactions at an average cost of approximately $12.00 per share of Common Stock and approximately $5.00 per Warrant.

Item 4. Purpose of Transaction

     The Reporting Person intends to treat the Common Stock and the Warrants as an investment and will realize a gain or loss, if any, on the sale of the Shares if sold.

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Item 5. Interest in Securities of the Issuer

     (a) The Reporting Person is the beneficial owner of the Shares. Based upon the Company’s most recent public reports, the Shares represent approximately 6.8% of the total number of outstanding shares of Common Stock.

     (b) The Reporting Person shares voting and dispositive power over the Shares in the following manner: (i) the Reporting Person shares voting and dispositive power over 24,800 shares of Common Stock with her spouse; (ii) the Reporting Person shares voting and dispositive power over 171,796 shares of Common Stock with one of her adult children; and (iii) the Reporting Person shares voting and dispositive power over 39,500 shares of Common Stock with another one of her adult children.

     (c) During the past 60 days, the Reporting Person has acquired, through open market transactions, a total of 40,000 Warrants. On November 29, 2004, the Reporting Person acquired 20,000 Warrants at $5.05 per Warrant. On December 3, 2004, the Reporting Person acquired 20,000 Warrants at $5.05 per Warrant.

     (d) Not Applicable

     (e) Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any of the Common Stock beneficially owned by the Reporting Person.

Item 7.	Material to Be Filed as Exhibits

     None

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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 8, 2004

/s/ Marla Braun
Marla Braun

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